June 2, 2005


Via facsimile to ((404) 873-8707) and U.S. Mail

Robert F. Dow, Esq.
Arnall Golden Gregory LLP
171 17th Street, NW
Suite 2100
Atlanta, GA  30071

Re:	Color Imaging, Inc.
      Preliminary Schedule 14A
      Filed May 5, 2005
      File No. 000-16450

      Schedule 13E-3
      Filed May 5, 2005
      File No. 005-59249

Dear Mr. Dow:

      We have reviewed the above filings for compliance with Rule 13e-3 and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 13E-3
Introduction

1. Please revise the references to an "annual" meeting in this section and to a "special" meeting in Item 16(a)(i) to make them consistent.

2. Please revise the last sentence in the second paragraph of this section to avoid stating that a proxy statement is incorporated by reference into itself.

3. We note that Mr. Jui-Chi Wang, Mr. Jui-Hung Wang and Mr. Jui-Kung Wang serve on your board of directors and share voting and dispositive authority with respect to the shares of your common stock held by General Plastic Industrial through Chi Fu Investment. Please advise us why each of those persons has not also been identified as a filing person in the Schedule 13E-3.

4. We note that Sueling Wang is a director of the company who will continue in that capacity after the reverse stock split and his beneficial ownership of shares of your common stock will be approximately 17%. As for Mr. Sueling Wang and any other of your directors and executive officers, please provide an analysis as to whether each is engaged in this going private transaction. For help in making this determination, please review Section II.D.3 of our Current Issues Outline, publicly available at our website at www.sec.gov.
5. Each filing person must individually comply with the filing, dissemination, disclosure and signature requirements of Schedule 13E-3. Therefore, you will need to include all of the information required by Schedule 13E-3 and its instructions for any filing persons added in response to the preceding comments. For example, include a statement as to whether each person believes the Rule 13e-3 transaction to be fair to unaffiliated security holders and an analysis of the material factors upon which he relied in reaching such a conclusion. See Item 8 of Schedule 13E-3, Item 1014 of Regulation M-A and Question and Answer No. 5 of Exchange Act
Release No. 34-17719 (April 13, 1981). In this regard, the reasons for the transaction and the alternatives considered by these affiliates may be different than those of the company, and this fact should be reflected in the disclosure. In addition, be sure that each new filer signs the Schedule 13E-3 in his or her individual capacity.

6. Please note also that you must include the information required by Items 3, 5, 6, 10 and 11 of Schedule 13E-3 with respect to each executive officer and director of your corporation. For example, you need to provide all of this information with respect to Mr. Wilson. See General Instruction C to Schedule 13E-3. In addition, provide the disclosure required by Item 1005(a) with respect to the filing persons and each of your executive officers and directors.

Preliminary Schedule 14A
General

7. Rule 14a-4(b)(1) requires you to separately break out on the proxy card each matter to be voted on. Separate matters may be cross-conditioned upon one another, such that one will not pass unless the other does. See the September 2004 interim supplement to the Division of Corporation Finance`s Manual of Publicly Available Telephone Interpretations (available on our Web site). We believe you must present as separate matters: (i) each potential ratio for the reverse stock split; and (ii) potentially also the forward stock split. Please revise to allow shareholders to separately vote on each potential ratio for the reverse stock split and the forward split, or explain why, based on our telephone interpretation and the reasoning articulated in this comment, separation is not required. With respect to a separate vote on the forward stock split, if you choose to present your analysis, it should note whether sate law and/or Color Imaging`s governing instruments require a shareholder vote.


8. Please include the legend required by Rule 13e-3(e)(1)(iii).

9. Please include the form of letter of transmittal as an appendix to your proxy statement.

Summary Term Sheet - Page 3

10. It appears from the subsection entitled "Voting Information" that the approval of proposal 1 is assured. Please state affirmatively that approval is assured here and throughout the proxy statement.

11. We note your reference to the Private Securities Litigation Reform Act of 1995 in the "Cautionary Notice" subsection. The safe harbor for forward looking statements provided in the Reform Act does not apply to statements made in connection with a going private transaction. See Sec. 21E(b)(1)(E) of the Securities Exchange Act of 1934. Revise your proxy statement to delete the reference to the Reform Act, or revise to state explicitly that is safe harbor provisions do not apply in the context of this transaction.

12. Please reorganize your filing so that all of the disclosure required by Items 7, 8 and 9 of Schedule 13E-3 is in the Special Factors section and avoid duplication of your disclosure to the extent possible. We note, for example, the section "Background of the stock splits" is not included under the Special Factors, and the subsections "Reasons for the stock splits" and "Did the board consider any disadvantages?" within the Special Factors appear to be duplicative.

Special Factors

Purposes of the Stock Splits - Page 7

13. We note your reference to possible trading of your shares in the Pink Sheets. Please describe the nature of this service, and the eligibility and disclosure requirements with respect to your shares.

Reasons for the stock splits - Page 7

14. Please clarify how you will realize cost savings of $50,000 from audit fees if you continue having your financial statements audited after your reporting obligations are suspended, as disclosed in the section "Effects of the stock splits" (page 15).

15. Please explain whether you considered using an alternative ratio that would have enabled some unaffiliated stockholders to retain an ownership interest in your company while still sufficiently reducing the total number of stockholders so that you may seek to terminate your Exchange Act reporting obligations. See Item 1013(c) of Regulation M-A.

Did the Board consider any disadvantages of going private? -
Page 9

16. Refer to the last sentence in this section. Please tell us, with a view toward revised disclosure, why you express doubt regarding the aggregate payment amount to be made as a result of the reverse stock split.

17. The circumstances under which the board may choose to abandon the going private transaction despite shareholder approval are material and should be described with as much specificity as possible in the Summary Term Sheet section.

18. Your disclosure here indicates that the board reserves the right to "if and when to effect the reverse stock split." With respect to the anticipated timing of the reverse split, please describe your current intentions here and where appropriate in the proxy statement, including in the Summary Term Sheet.

How will the board select the reverse split ratio? - Page 10

19. Please provide a table showing the costs associated with each proposed stock split ratio and the effect of each ratio on the number of shares outstanding as of a recent date. Also, disclose how you expect to notify shareholders of the ratio selected.

20. Clarify the basis on which the company will select the final ratio for the reverse stock split. For example, does it intend to choose the ratio that will allow as many unaffiliated shareholders as possible while still having the desired effect of taking the company private?

Is there a possibility that the board will not complete the stock splits? - Page 11

21. We note in the last bullet point that the approval of the stock splits is subject to a determination of continued compliance with the covenants of your credit arrangements. Please expand your disclosure to describe those covenants and how they may be affected by the stock splits.

What if I hold shares in "street name"? Page 11

22. Expand this section to explain what it means to hold shares in "street name."

What are the interests of affiliates? - Page 12

23. Please explain the nature of the payment to the wife of Mr. Sueling Wang disclosed in the last sentence of this section (i.e., Why was this payment made and what services did Ms. Wang perform?). Was she a member of the special committee of directors? Did each of the persons listed in this section receive payments of $20,000?

24. Expand this section to disclose how the percentage of shares held by affiliates will change as a result of the reverse and forward stock splits.

Effects of the Stock Splits - Effects on the Common Shares -
Page 13

25. The disclosure here is incomplete because it fails to discuss the effects of deregistration on the common shares as a result of the reverse stock split. Please revise to address.

Effect on Common Shares Held in Street Name - Page 14

26. See our comment above concerning the need to explain the meaning of the term "street name" that you use throughout this document.

27. The disclosure here suggests that shares held in street name may be treated differently for purposes of the reverse and forward stock splits than those held directly by an individual owner. If this is the case, this difference should be prominently and clearly disclosed where appropriate in this disclosure document. For example, in determining who will be cashed out in the reverse stock split, will you aggregate all shares held through the same record holder nominee? If so, how can a shareholder determine whether his or her nominee holds sufficient shares so as to enable the shareholder to remain as a shareholder after the reverse and forward splits?

Alternatives to the Stock Splits - Page 16

28. note that state law does not provide appraisal rights in connection with this transaction. Discuss whether this was a factor in setting the structure of this going private transaction. That is, how did the board consider the lack of appraisal rights in choosing the method by which to take the company private? Would appraisal rights have been available had you chosen a different means?

29. The disclosure under "How did the Board Determine the Fairness of the Reverse Stock Split?" on page 12 lists more alternative kinds of transactions that the special committee considered. These include mergers and acquisitions and "other transactions" besides going private. Please discuss those here, and why the special committee chose to pursue this going private transaction.

Fairness of the stock splits - Page 16

30. Explain why (as stated on page 19) the special committee determined that neither book value nor liquidation value accurately reflect the value of the company "in light of its business and assets." What specific facts about its assets and business caused this conclusion?

Advantages of the stock splits - Page 17

31. Please explain the meaning of the "indicated value."

32. Revise your document to ensure that you have provided a reasonably detailed discussion of each material factor forming the basis for your fairness determination in accordance with Item
1014(b) of Regulation M-A. A listing of the factors considered, without a discussion of how that factor relates to the determination that the transaction is fair to the unaffiliated stockholders (i.e., how each factor was analyzed) is inadequate. See In the Matter of Meyers Parking Systems Inc., Securities Exchange Act Rel. No. 26069 (September 12, 1988). For example, we note the lack of a going concern value, current value and historical value analyses, the lack of a quantification of the liquidation value and the indicated value. If true, indicate why any factor was not material to this transaction. If any of these factors were disregarded or not considered despite being material, please discuss the reasons why those factors were disregarded or not considered. If any of these factors indicated a higher value than the $1.10 per share to be paid to the unaffiliated shareholders, your discussion should address that difference and include a statement as to the basis for the belief that the transaction is fair despite the difference in value. See Questions 20 and 21 in Exchange Act Release No. 17719 (April 13,
1981) for guidance in revising your disclosure.

33. Please provide more details about how you arrived at the price per share to be paid for the shares held by your unaffiliated security holders as a result of the going private transaction.
Your expanded discussion should state who set the price and by what methodology.

Opinion of CBIZ Valuation Group - Page 19

34. The disclosure on page 34 in the Background section later in the disclosure document indicates that on April 14, 2005, the Board received a report from CVG "to consider strategic alternatives of Color Imaging, including a merger or going private transaction." However, the disclosure here does not seem to describe any alternative transactions analyzed by CVG, as required by Item 1015 of Regulation M-A. Please revise.

35. We note your disclosure in the proxy statement that the fairness opinion is "solely" for the information of the board of directors and is not to be relied upon by any Color Imaging security holder. We also note that the fairness opinion includes similar language limiting its benefit "solely" to the board of directors. Revise the proxy statement disclosure and the fairness opinion to make clear, if true, that unaffiliated security holders may rely upon the materials when making their evaluation. See Section II.D.1 of our Current Issues Outline for further guidance.

36. Please provide the disclosure required by Item 1015(b)(6) of Regulation M-A. Please include a summary of the results achieved in each analysis, the underlying data for each analysis (i.e., list the comparable companies and transactions and the financial measures used), and a tabular description of how those results (i) compare with the per share consideration offered to unaffiliated shareholders, and (ii) support the ultimate fairness opinion rendered by CVG. Please refer to the additional comments in this regard below.

37. Please provide the statement required by Item 1015(c) of Regulation M-A

Purpose and content of the fairness opinion - Page 20

38. Please provide us with supplemental copies of any materials prepared by CVG in connection with its fairness opinion, including any "board books," draft fairness opinions provided to your board of directors and any summaries of presentations made to your board of directors (including the materials presented by CVG to your board of directors on April 6, 2005). All such materials generally fall within the scope of Item 1015 of Regulation M-A and must be summarized in the disclosure document and (if written) filed as an exhibit to the Schedule 13E-3. In addition, each presentation, discussion, or report held with or presented by CVG, whether oral or written, preliminary or final, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. Revise to summarize all the presentations made by CVG, if any, and file any additional written reports as exhibits pursuant to Item 9 of Schedule 13E-3.

39. Please revise the last sentence in the first (partial) paragraph on page 21 to clarify the disclosure.

40. Please disclose the financial projections for fiscal years ended December 31, 2005 to 2009 provided to CVG.

41. Refer to the last paragraph on page 21. We note that this cautionary language, and the language following it, appears elsewhere within the disclosure describing the fairness opinion issued by CVG. Please avoid duplicative disclosure.

Discounted Cash Flow Method - Page 23

42. Please explain how CVG determined that discount rates of 14-
21% and EBITDA multiples of 5x-7x were the most appropriate indicators of value. Disclose the industry averages.

43. Please revise to disclose the data underlying the results described in each analysis and to show how that information resulted in the values already disclosed. Please apply this comment to every CVG analysis disclosed.

44. Explain how CVG reached its fairness opinion given that in each of the discounted cash flow analysis the majority of the results indicate a per share value higher than the consideration to be paid to cashed-out security holders.

Publicly-Traded Company Analysis - Page 23

45. Please disclose the measures used to conduct these analyses for Color Imaging (in each of the stand-alone and the stock splits basis).

46. We note in the "Reverse stock split basis" section that CVG used pro forma 2004 results. It appears that at the time CVG issued its opinion, audited financial statements were available. Please explain why CVG used pro forma 2004 results instead of audited financial information for 2004 and the effect of the use of that information on the ability of the special committee and the board of directors to make the required fairness determination.

Merger and Acquisition Analysis - Page 25

47. Please list the six transactions that CVG used in its analysis and present the relevant information from each transaction that CVG used to conduct its analysis. In addition, please explain why CVG selected only the 2004 transaction (in the stand-alone basis analysis).

Premium Analysis - Page 25

48. Please show the transactions and relevant data used by CVG in this analysis. In addition, explain why the SICs selected are relevant to the analysis and the data underlying the results presented.

Quorum and Required Vote - Page 27

49. We note your disclosure in the fourth paragraph of this section that broker non-votes and abstentions will have the effect of votes against the proposal, while the sixth paragraph states that neither broker non-votes nor abstentions will be counted for purposes of determining whether the proposals are approved. Please revise to address this discrepancy.

50. Rule 14a-4(c)(3) contemplates the use of discretionary authority only for matters unknown "a reasonable time before the solicitation." Please revise the fifth paragraph in this section to clarify and revise your proxy card accordingly. In this regard, it is not clear what you mean by "amendments or variations" to the matters listed here, for which you purport to have discretionary proxy authority. Please advise or revise.

Solicitation and Costs - Page 27

51. Please revise the table in this section to include footnote 2.

Background - Page 30

52. In this section, you chronologically discuss a variety of alternate transaction or business combination partners considered by the company. In almost every case, after briefly describing such party or potential transaction, you simply cryptically state that it did not occur. Please revise this section generally to fully explain, in context, why each particular transaction or merger partner was not pursued. For example, at the bottom of page 30, you state that in July 2003, management was contacted by a merger and acquisition firm that indicated it had a client interested in investing in Color Imaging. The next sentence reads: "No further contact has taken place between this firm and Color Imaging."
Revise to explain why. In addition, your disclosure elsewhere in the filing concerning alternative transactions considered should discuss why, in light of the many potential alternative transactions or proposals presented during recent years, the company chose this going private transaction to address the issues confronting the company.

53. Expand this section to more specifically describe the company`s initial decision to explore going private. The meeting between management and two members of the board on August 9, 2004 appears to have been the first time the board considered this course of action. Expand to specifically identify the parties involved in the discussions, who initiated them and why. Also, briefly summarize the discussions.

54. See our comment above. Update the disclosure to indicate whether there have been any further contacts with the potential merger partner that is a toner products wholesaler and with whom you met in August 2004. That is, have there been any further discussions about a potential transaction between the parties or about the status of the non-disclosure agreement? Did you discuss with this party your plans to take the company private?

55. Refer to the disclosure in the last two paragraphs on page 32, continuing onto page 33. Clarify the status of the potential business combination transaction with a customer that appears to have been close to fruition. That is, explain why, after focusing on its year end financials, the company did not continue discussions with this party. Your expanded disclosure should summarize the material terms of any transaction discussed, including a per share value if discussed.

56. Expand to discuss the $1 million maximum the Board set as the most it was willing to spend on a going private transaction.
Explain how and why it set this figure and whether it was communicated to the Special Committee and/or CVG in determining the price to be paid per share.

57. In your discussion of the formation of the Special Committee (made up of a single member), describe the interests of that member in this transaction. Is the member employed with the company? Will he or she continue as a shareholder after the reverse and forward stock splits? Also, identify the member of the Special Committee by name here.

58. Clarify the scope of the Special Committee`s authority and its consideration of this transaction. That is, did the Special Committee consider alternative transactions such as a sale of the company? Why or why not? Did it consider alternate means of going private? Did it set the price per share to be paid?

59. Explain why, if the Special Committee engaged the fairness advisor, it reviewed all proposals received form investment bankers with management. Who actually engaged CVG - management or the Special Committee?

60. Summarize the "extensive pricing analysis" and review of strategic alternatives prepared by CVG and discussed with management on February 17, 2005. See Item 1015. To the extent that any written report was received, please file it as an exhibit to the Schedule 13E-3. Provide a similar summary of the report from CVG referenced in the first full paragraph on page 34.

61. Describe the "various alternatives" discussed by your chief financial officer and the Special Committee on April 6, 2005.

62. Summarize the discussions between the Special Committee and CVG, and especially the discussions about the impact on CVG`s valuation analysis of the company`s net book value and prior merger discussions with third parties.

Reservation of Rights - Page 36

63. We note the disclosure that if you decide to withdraw the stock splits proposal from the annual meeting agenda, you will file a current report on Form 8-K and make an announcement at the meeting. Please tell us your basis for not mailing such announcement to your security holders along with a new proxy card. For example, if you know a reasonable time before the meeting that you will not present the reverse stock split proposal, how do you plan to proceed?

Information of certain persons - Page 37

64. Please include footnotes 3-13 in the table.
65. Given the beneficial ownership by Mr. Jui-Chi Wang, Mr. Jui-Hung Wang and Mr. Jui-Kung Wang of shares held of record by Chi Fu Investment, please revise the line items listing the beneficial ownership of those individuals to include such shares. Also, revise the line item for all executive officers and directors as a group accordingly.

Pro Forma Financial Information - Page 42

66. Please revise the pro forma income statements to ensure that the pro forma adjustments are included in the statements. We note, for example, that the adjustment to administrative expenses in the statement is either not present or showing an amount that does not correspond with the total line item.

67. Please provide the ratio of earnings to fixed charges required by Item 1010(c)(4) of Regulation M-A.

Certain Relationships and Related Transactions - Page 59

68. Please update the disclosure with respect to the status of your indebtedness with your shareholders, which appear to have been due March 1, 2005.

       As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amended filings to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filings and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In connection with responding to our comments, please provide, in writing, a statement from the company (and any additional filing persons you add on the Schedule 13E-3 in response to our comments above) acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      Please direct any questions to me at (202) 551-3619 or, in my absence, to Christina Chalk, Special Counsel, at (202) 551-3263. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-0303.


					Sincerely,



					Daniel F. Duchovny
					Attorney-Advisor
					Office of Mergers & Acquisitions